Exhibit

[G Willi Food International Ltd LOGO]                                       NEWS
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CONTACT:
Gil Hochboim, CFO
(+972) 8-932-2233
gil@willi-food.co.il

                                                           FOR IMMEDIATE RELEASE

            G. WILLI-FOOD TO REPORT APPROXIMATELY 15% REVENUE GROWTH
                            IN FOURTH QUARTER OF 2005
          COMPANY CLARIFIES WITHHOLDING TREATMENT FOR ITS CASH DIVIDEND


YAVNE, ISRAEL - JANUARY 8, 2006 - G. WILLI-FOOD INTERNATIONAL LTD. ("WILLI-FOOD" OR THE "COMPANY") (NASDAQ: WILCF) today announced that it expects to report approximately 15% revenue growth in the fourth quarter of 2005 compared to the fourth quarter of 2004.

"2005 was a challenging year for Willi-Food, and we believe 2006 will be much better," commented Mr. Zvi Williger, President and COO of Willi-Food. "In the year ahead, we expect to continue ramping up the business, both through growth in our domestic market and by initiating distribution in additional territories."

Willi-Food expects to publish its financial results for the fourth quarter and the full year ended December 31, 2005 in late March 2006.

CASH DIVIDEND

On November 21, 2005, the Board of Directors of the Company declared a cash dividend of US$0.12 per share payable to its shareholders of record as of January 11, 2006.

The cash dividend will be paid on January 25, 2006. The cash dividend will be paid to the Company's shareholders net of taxes required to be withheld by the Company pursuant to Israeli law. Under Israeli law, cash dividend payable to an Israeli company is exempt from withhold taxes, provided an appropriate approval will be provided to the Company in advance. Israeli residents individuals and non-Israeli residents are subject to withholding tax, unless an appropriate approval from the Israeli tax authorities on reduced tax rate/exemption will be provided to the Company in advance. In the absence of such an approval, dividends payable to Israeli resident shareholders and to non-Israeli shareholders are subject to withholding tax at a rate of 20%.

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G. Willi-Food International Ltd. is one of Israel's largest food importers and a single-source supplier of one of the world's most extensive ranges of quality kosher food products. It currently imports, markets and distributes more than 400 food products manufactured by some 100 top-tier suppliers throughout the world to more than 1,000 customers. Willi-Food excels in identifying changing tastes in its markets and sourcing high-quality kosher products to address them.

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, competition, changing economic conditions and other risk factors detailed in Willi-Food's SEC filings.